SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

 CAMBER ENERGY, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

13200M102

(CUSIP Number)

March 1, 2017

 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13200M102	13G	Page 2 of 7

1	Name of Reporting Persons DBS Investments, Ltd.
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,247,912
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,247,912
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,912
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 2.5%
12	Type of Reporting Person (see instructions) PN

CUSIP No. 13200M102	13G	Page 3 of 7

1	Name of Reporting Persons DBS Management, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,247,912
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,247,912
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,912
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 2.5%
12	Type of Reporting Person (see instructions) OO

CUSIP No. 13200M102	13G	Page 4 of 7

1	Name of Reporting Persons Donnie B. Seay
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,247,912
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,247,912
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,912
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 2.5%
12	Type of Reporting Person (see instructions) IN

CUSIP No. 13200M102	13G	Page 5 of 7

SCHEDULE 13G

This Schedule 13G/A (this “Schedule 13G/A”) is being filed on behalf of DBS Investments, Ltd., a Texas limited partnership (“DBS”), DBS Management, LLC (“DBS LLC”), a Texas limited liability company and the General Partner of DBS, and Mr. Donnie B. Seay, the manager of DBS LLC (together with DBS and DBS LLC, the “Reporting Persons” and individually, each a “Reporting Person”), relating to the common stock, $0.001 par value per share (“Common Stock”) of Camber Energy, Inc., a Nevada corporation (the “Issuer”). This Schedule 13G/A amends and restates the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC” or the “Commission”) on September 14, 2016. This Schedule 13G/A is being filed to report that the Reporting Persons no longer hold over 5% of the Issuer’s Common Stock.

Item 1(a)	Name of Issuer.

Camber Energy, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

4040 Broadway, Suite 425, San Antonio, Texas 78209

Item 2(a)	Name of Person Filing.

DBS Investments, Ltd., a Texas limited partnership (“DBS”), DBS Management, LLC, a Texas limited liability company (“DBS LLC”) and Mr. Donnie B. Seay.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

105 Nadine
San Antonio, Texas 78209

Item 2(c)	Citizenship or Place of Organization.

DBS is a Texas limited partnership. DBS LLC is a Texas limited liability company. Mr. Donnie B. Seay is the manager of DBS LLC and is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

13200M102

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 13200M102	13G	Page 6 of 7

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership.

(a)	DBS is the beneficial owner of 1,247,912 shares of Common Stock. By virtue of their relationship with DBS, discussed in further detail above, each of DBS LLC and Mr. Seay, may be deemed to beneficially own the shares of Common Stock beneficially owned by DBS.

(b)	DBS is the beneficial owner of 2.5% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,247,912 by 50,790,686, the number of shares of Common Stock issued and outstanding as of October 25, 2017, as confirmed by the Issuer’s Transfer Agent on such date. By virtue of their relationship with DBS, discussed in further detail above, each of DBS LLC and Mr. Seay, may be deemed to beneficially own the shares of Common Stock beneficially owned by DBS.

(c)	Each of DBS LLC and Mr. Seay may be deemed to have shared power with DBS, to vote and dispose of the 1,247,912 shares of Common Stock held by DBS.

Item 5	Ownership of Five Percent or Less of a Class.

On or around March 1, 2017, the Reporting Persons became the owners of less than 5% of the Issuer’s outstanding Common Stock.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

CUSIP No. 13200M102	13G	Page 7 of 7

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated September 12, 2016, between DBS Investments, Ltd., DBS Management, LLC and Mr. Donnie B. Seay (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on September 14, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2017

DBS Investments, Ltd.

By: DBS Management, LLC, its General Partner

/s/ Donnie B. Seay
Donnie B. Seay
Manager

DBS Management, LLC

/s/ Donnie B. Seay
Donnie B. Seay
Manager

/s/ Donnie B. Seay
Donnie B. Seay

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.